THE ALGER FUNDS II
360 Park Avenue South
New York, New York  10010

October 23, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	The Alger Funds II (File Nos.: 811-1743, 33-98102)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds II (the “Trust”), transmitted for filing pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 55 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment includes revisions changing the Alger Analyst Fund series of the Trust into Alger Mid Cap Focus Fund. While the investment objective of the fund, which is to seek long-term capital appreciation, will remain the same, the primary changes in this strategy will be that

•                  the fund will primarily invest in mid cap equity securities as opposed to a broader group of securities;

•                  the fund will hold fewer securities, typically less than 50 equity securities; and

•                  the fund will be managed by Alex Goldman, who is currently one of the portfolio managers of Alger’s Mid Cap Growth strategy.

The shareholder notice required under Rule 35d-1 of the Investment Company Act of 1940, as amended, is being sent out this week, and we are filing revised summary prospectuses and a supplement to the prospectus as well, to notify shareholders of the change.  The Amendment also includes semi-annual financial information to comply with Rule 3-18 under Regulation S-X.  We anticipate that this Amendment will become effective on December 30, 2015.  We intend to file a subsequent amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act (“Rule 485(b)”) prior to the effective date of the Amendment in order to file the consent of the fund’s independent registered public accounting firm, and to make certain other revisions.  The Trust’s Tandy certification is filed herewith.

We note that we intend to file in late February 2016 an additional amendment to the Registration Statement pursuant to Rule 485(b) relating to the Alger Mid Cap Focus Fund as well as the other series of the Trust.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:  Hal Liebes, Esq.